

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Saundra Pelletier
President and Chief Executive Officer
Evofem Biosciences, Inc.
7770 Regents Road, Suite 113-618
San Diego, CA 92122

> **Re: Evofem Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 10, 2023**
> **File No. 333-273185**

Dear Saundra Pelletier:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 10, 2023

Cover Page

1. Consistent with your disclosure beginning on page 12 and elsewhere throughout the prospectus, please revise your cover page to state that (i) you are currently in default on certain financial obligations; (ii) you have considered and continue to consider filing for bankruptcy protection and (iii) if true, holders of your common stock will likely receive no recovery in the event that you file for bankruptcy.

Prospectus Summary, page 1

2. Please revise your Prospectus Summary to include a prominent discussion regarding your potential bankruptcy and your current liquidity position. In your revisions, please discuss:
    • The Company's cash position as of the most recent practicable date.

- Your receipt of a Notice of Default on the Baker Bros. Purchase Agreement and the aggregate amounts that are or may be owed pursuant to this agreement.
- The fact that you are over 90 days past due on a significant amount of vendor obligations, including the aggregate amount of your current indebtedness and accounts payable.
- The effect of a potential bankruptcy filing on the holders of your common stock, including investors in this offering.
- Whether investors could lose their entire investment in your company if you do not raise sufficient proceeds to pay your liabilities.

3. Please also prominently revise your disclosure in your Prospectus Summary as follows:
   - Include a discussion regarding your company's recurring operating losses and negative cash flows from operating activities since inception. Your disclosure should describe the potential consequences to your business if you are unable to raise additional financing.
   - Disclose that proceeds raised in subsequent financings may be required to be used to redeem outstanding debt and would not be ultimately be able to be used to fund your ongoing operations.
   - Disclose that you have not paid your Fiscal Year 2023 PDUFA Invoice to the FDA and describe the consequences to your business if this amount remains unpaid. To the extent that failure to pay this amount could affect the approval status of Phexxi, please so state.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lauren Hamill at 303-844-1008 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dennis Doucette